Exhibit 6.20

September 30, 2021

Matt Simpson

Brazil Potash Corp.

198 Davenport Rd

Toronto, Ontario

M5R 1J2

Dear Mr. Simpson:

Re: Maturity Date Extension

Further to our recent discussions, in accordance with Paragraph 2 of the Loan Agreement, Sulliden hereby confirms the extension of the Maturity Date of the Loan to June 30, 2022. Sulliden confirms no extension fee will be applied.

As at September 30, 2021, the aggregate amount owing to Sulliden pursuant to the Loan Agreement is US$78,172.24, consisting of US$70,000 in Principal and US$78,172.24 in interest. All capitalized terms referred to herein have such meaning as set out in the Loan Agreement.

Kindly indicate your agreement and acceptance of the extension of the Maturity Date and amounts owing set forth herein by executing the below.

Yours very truly,

SULLIDEN MINING CAPITAL

/s/ Ryan Ptolemy
Ryan Ptolemy, CFO

Accepted and agreed as of the date first written above:

BRAZIL POTASH CORP.

/s/ Matt Simpson
Matt Simpson, CEO